

November 8, 2010

Mr. Shane Cooke
Executive Vice President and Chief Financial Officer
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland

Re: Elan Corporation, plc
Form 20-F for the year ended December 31, 2009
Filed February 29, 2010
File No. 001-13896

Dear Mr. Cooke:

　　　We have reviewed your September 10, 2010 response to our August 27, 2010 letter and have the following comments.

　　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

　　　After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
3. Revenue, page 112

1. Refer to your response to comment two. Please revise your disclosure to clarify that your "directly incurred costs" were reimbursed from Biogen Idec and disclose the nature of these costs consistent with your response.

18. Equity Method Investment, page 130

2. Refer to your response to the first bullet of comment three. Please elaborate as to the reason for an approximately $100 million basis difference on a $235 million equity method investment that is solely attributable to the difference in valuation of the specific long-lived assets transferred upon formation of Janssen AI.   In your response, please explain to us why the magnitude of this difference is so substantial when it appears that both you and Janssen AI are required to value these assets using inputs and assumptions

Mr. Shane Cooke
Elan Corporation, plc
November 8, 2010
Page 2

that market participants would use in pricing the assets under ASC Topic 820. Please explain why your estimate of the future revenues from certain long-lived assets varied significantly from that of Janssen AI, since your 49.9% interest in Janssen AI presumably granted you some involvement in the estimation process.

3. In order for us to better understand your accounting for your investment in Janssen AI and your response to the second bullet of our comment three, please separately provide us with the journal entries recorded by Janssen AI as the joint venture and by you under the equity method for the following transactions:

- Formation of Janssen AI, including your asset contribution and any contribution made by Johnson & Johnson (including the contribution of $500 million in cash by Janssen Alzheimer Immunotherapy (Holding) Limited);
- $500 million loan from Janssen AI to Latam Properties Holdings;
- Accrual of $49 million in losses incurred during 2009, including $39 million for research and development activities;
- Payment of $49 million in losses incurred during 2009;
- Extinguishment of Latam Properties Holdings' obligation to repay the $49 million spent during 2009;
- Your amortization of the basis difference arising at formation during 2009; and
- Any other material transactions.

If you did not amortize the basis difference in your investment in Janssen AI, please explain to us why not.

If you did not record the $500 million funding commitment made to Janssen AI as an investee capital transaction under ASC 323-10-35-15 that created either additional paid-in capital or an additional basis difference in your equity method investment, please explain why you were not required to record it by referencing the authoritative accounting guidance you relied upon to support your position.

4. In order for us to better understand the economic structure of Janssen AI's business and how it relates to the accounting addressed in the preceding comment, please address the comments below. As Janssen AI is an Irish Unlimited Company, please clarify whether this form of legal entity permits the allocation and distribution of earnings on any basis other than based on ownership percentages. To the extent you allocate the first $500 million of Janssen AI development expenses to Johnson & Johnson based on contractual arrangements outside the Articles of Association, including the Shareholders' Agreement filed as Exhibit 4(a)(7) to your Form 20-F, please address the following:

- Please explain the conditions under which the $500 million funded by Janssen Alzheimer Immunotherapy (Holding) Limited to Janssen AI are refundable. In your response, please clarify whether the repayment is dependent on Latam Properties Holdings repaying its loan from Janssen AI;

- Please explain who primarily performs the research and development activities of Janssen AI;
- Please explain how the $49 million in losses incurred during 2009 were funded, since the $500 million of funding from Janssen Alzheimer Immunotherapy (Holding) Limited was loaned immediately to Latam Properties Holdings;
- Please explain why Janssen AI granted a $500 million loan to Latam Properties Holdings;
- Please explain the conditions under which Janssen AI may demand repayment of its $500 million loan to Janssen Alzheimer Immunotherapy (Holding) Limited without board approval; and
- Please explain whether Johnson & Johnson is entitled to recoup in any way any portion of the $500 million of initial funding commitment once it is spent. Please clarify, for example, whether Johnson & Johnson is entitled to the first $500 million upon dissolution or sale of Janssen AI or to the first $500 million in future profits. If not, please elaborate on why deviation from the requirement in ASC 323-10-35-4 to recognize your share of Janssen AI's losses based on your ownership percentage is warranted given that Johnson & Johnson has no preferential interest in the underlying research and development expenditures.

To the extent that terms addressing the above comments are stated explicitly in your agreements involving Janssen AI, please reference the relevant sections of the agreements.

Exhibits

5. We note that Exhibit 4(a)(7) refers to a number of exhibits which do not appear to have been provided. Please be aware that when you file an agreement pursuant to Item 19 of Form 20-F, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please file a full and complete copy of Exhibit 4(a)(7), including any exhibits, schedules and appendices which may have been previously omitted.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant